SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C.  20549

                           Schedule 13D


            Under the Securities Exchange Act of 1934
                      (Amendment No.      )*

                         JAY JACOBS, INC.
    _______________________________________________________
                         (Name of Issuer)


                  COMMON SHARES, $.01 PAR VALUE
_______________________________________________________
                  (Title of Class of Securities)


                             469816102
     _______________________________________________________
                          (CUSIP Number)


     Kim Z. Golden, Managing Director, T. Rowe Price Recovery Fund II, LP, 100 East Pratt Street, Baltimore, Maryland 21202
                     (410) 345-6703
___________________________________________________________
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                         December 5, 1997
       _______________________________________________________
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box  .

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 469816102              13D     Page 1     of  14    Pages


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     T. ROWE PRICE RECOVERY FUND II, L.P.
     52-1995189

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)
                                                            (b) x

3    SEC USE ONLY

     _________________________________________

4    SOURCE OF FUNDS*
     WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)


6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE

Number of      7    SOLE VOTING POWER             -0-
Shares
Beneficially   8    SHARED VOTING POWER       19,943,362 (1)
Owned By Each
Reporting      9    SOLE DISPOSITIVE POWER        -0-
Person
With:         10    SHARED DISPOSITIVE POWER  19,943,362 (1)


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     19,943,362

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     76.24%

14   TYPE OF REPORTING PERSON*

      PN

(1) Representing 8,803 shares Series B Preferred stock owned and the present right to acquire 19,943,362 common shares. Voting and dispositive power is exercised through its sole general partner, T. Rowe Price Recovery Fund II Associates, LLC

CUSIP No. 469816102              13D     Page 2     of  14    Pages


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     T. ROWE PRICE RECOVERY FUND II ASSOCIATES, LLC
     52-1599407

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)
                                                            (b) x

3    SEC USE ONLY

     _________________________________________

4    SOURCE OF FUNDS*
     WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Maryland

Number of      7    SOLE VOTING POWER             -0-
Shares
Beneficially   8    SHARED VOTING POWER      19,943,362(1)
Owned By Each
Reporting      9    SOLE DISPOSITIVE POWER        -0-
Person
With:         10    SHARED DISPOSITIVE POWER 19,943,362(1)


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     19,943,362

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     76.24%

14   TYPE OF REPORTING PERSON*

     OO (Limited Liability Company)


(1) Representing 8,803 shares Series B Preferred stock owned and the present right to acquire 19,943,362 common shares. Voting and dispositive power is exercised solely in its capacity as sole general partner of T. Rowe Price Recovery Fund II, L.P.

CUSIP No. 469816102              13D     Page 3     of  14    Pages


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     T. ROWE PRICE ASSOCIATES, INC.
     52-0556948

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)
                                                            (b) X


3    SEC USE ONLY

     _________________________________________

4    SOURCE OF FUNDS*
     WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)


6    CITIZENSHIP OR PLACE OF ORGANIZATION

     MARYLAND

Number of      7    SOLE VOTING POWER             -0-
Shares
Beneficially   8    SHARED VOTING POWER      19,943,362(1)
Owned By Each
Reporting      9    SOLE DISPOSITIVE POWER        -0-
Person
With:         10    SHARED DISPOSITIVE POWER 19,943,362(1)


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     19,943,362

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     76.24%

14   TYPE OF REPORTING PERSON*

       IA

(1) Voting and dispositive power is exercised solely in its c0apacity as sole manager of T. Rowe Price Recovery Fund II, LLC



CUSIP No. 469816102              13D     Page 4     of  14    Pages


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     KIM Z. GOLDEN
     ###-##-####


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)
                                                            (b) X

3    SEC USE ONLY

     _________________________________________

4    SOURCE OF FUNDS*
     WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)


6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U. S. Citizen

Number of      7    SOLE VOTING POWER             -0-
Shares
Beneficially   8    SHARED VOTING POWER       19,943,362 (1)
Owned By Each
Reporting      9    SOLE DISPOSITIVE POWER        -0-
Person
With:         10    SHARED DISPOSITIVE POWER  19,943,362 (1)


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     19,943,362

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     76.24%

14   TYPE OF REPORTING PERSON*

     IN

(1) As a result of his position as a managing director of T. Rowe
Price Recovery Fund II, L.P.


Item 1.   Security and Issuer.

  This statement relates to the shares of common stock, $.01 par value per share (the "Common Shares") of Jay Jacobs, Inc.
(the "Issuer") having its principal executive office at 1530
Fifth Avenue, Seattle, Washington  98101.

  The Common Shares beneficially owned by the reporting persons (the "Recovery II Shares") are those to be tendered on conversion of 8,803 shares of Series B Preferred Stock, par value $.01 per share of the Issuer (the "Series B Shares") acquired by
T. Rowe Price Recovery Fund II, L.P. ("Recovery II") pursuant to a Preferred Stock Purchase Agreement dated as of December 5, 1997 among the Issuer, Recovery II, Cahill Warnock & Company, LLC, a Maryland limited liability company and certain other purchasers identified on Exhibit A thereto and filed as Exhibit 7.2 hereto (the "Purchase Agreement"). Pursuant to a Statement of Rights and Preferences of Series A Preferred Stock and Series B Preferred Stock of Jay Jacobs, Inc. filed with the Secretary of State of the State of Washington on December 3, 1997 as an amendment to the Articles of Incorporation of the Issuer and filed as Exhibit 7.3 hereto (the "Statement of Rights and Preferences"), each Series B Share is immediately convertible into Common Shares at the election of the Series B Shareholder at a conversion ratio of approximately 22.65 Common Shares per Series B Share converted. Accordingly, the Common Shares which would result from such conversion are deemed beneficially held by the reporting persons pursuant to Rule 13d-3(d)(1)(i)(A).

Item 2. Identity and Background.

  (a) This statement is being filed by (i) Recovery II, a Delaware limited partnership, (ii) T. Rowe Price Recovery Fund II Associates, L.L.C., a Maryland limited liability company and the sole general partner of Recovery II (the "General Partner"),
(iii) T. Rowe Price Associates, Inc., a Maryland corporation and the sole manager of the General Partner (the "Manager") and
(iv) Kim Golden, the Vice President of the Manager with principal responsibility over investment in the Issuer by Recovery II.

  (b) The address of the principal business and the principal office of Recovery II, the General Partner and the Manager and the business address of Kim Golden is: 100 East Pratt
Street, Baltimore, Maryland 21202.

  (c) The principal business of Recovery II is to engage in venture capital investments in securities of distressed companies. The principal business of the General Partner is to act as the sole general partner of Recovery II. The principal business of the Manager is to act as manager of certain venture capital funds affiliated with T. Rowe Price, Inc., a Maryland corporation. The principal occupation of Kim Golden is Vice President of the Manager.

  (d) During the five years prior to the date hereof, none of the reporting persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors or civil infractions).

  (e) During the five years prior to the date hereof, none of the reporting persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

  (f)   Recovery II is a limited partnership organized under
the laws of Delaware.   The General Partner is a limited
liability company organized under the laws of Maryland. The Manager is a corporation organized under the laws of Maryland. Kim Golden is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

  The reporting persons paid, or caused to be paid, a purchase price of $880,300 ($100 per share) to the Issuer for the Recovery
II Shares. The funds necessary to pay the purchase price were paid from the working capital of Recovery II.

Item 4. Purpose of Transaction.

  Each of the reporting persons acquired, or caused to be acquired, the Recovery II Shares for investment purposes and each of the reporting persons intend to hold, or cause to be held, all of the Recovery II Shares for investment purposes. Depending on market conditions, their continuing evaluation of the business and prospects of the Issuer and other factors each of the reporting persons may dispose of or acquire, or may cause the disposition or acquisition of, additional Common Shares of the Issuer in the open market. In addition, based upon the same considerations, each of the reporting persons may dispose of or acquire, or may cause the disposition or acquisition of, additional shares of preferred stock of the Issuer which are convertible into Common Shares of the Issuer (including, without limitation, Series B Shares of the Issuer) through private placements of securities by the Issuer which are exempt from registration under the Securities Act of 1993, as amended (the "Securities Act").

  Pursuant to the terms of the Voting Agreement dated as of December 5, 1997 among each of the Series B Shareholders, Rex Loren Steffey ("Steffey") and William L. Lawrence, Jr. ("Lawrence") and filed as Exhibit 7.4 hereto (the "Voting Agreement"), the parties thereto, including Recovery II, have agreed to fix the size of the Board of Directors at seven (7) and to elect certain persons as directors thereto. Except as set forth in the Voting Agreement, the Purchase Agreement and in the preceding paragraph, none of the reporting persons have any present plans which relate to or would result in any of the actions described in Item 4(a)-(j) of the instructions to
Schedule 13D.

Item 5. Interest in Securities of the Issuer.

     (a)(i)Recovery II is the beneficial owner of 8,803 Series B Shares which are immediately convertible into 19,943,362 Common Shares, representing 76.24% of the Common Shares of the Issuer. Recovery II is the record owner of such shares but shares beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with the General Partner, the Manager and Kim Golden pursuant to the relationships described in Item 2 above.

  (ii) Each of the General Partner, the Manager and Kim Golden are the beneficial owner of 8,803 Series B Shares which are immediately convertible into 19,943,362 Common Shares, representing 76.24% of the Common Shares of the Issuer. Recovery II is the record owner of such shares but shares beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with the General Partner, the Manager and Kim Golden pursuant to the relationships described in Item 2 above. The General Partner, the Manager and Kim Golden hereby each disclaim beneficial ownership of such shares

  (iii)The percentages set forth in Item 5(a)(i) and (a)(ii) are calculated based upon a total of 26,157,199 Common Shares outstanding, consisting of: (i) 6,213,837 Common Shares represented to Recovery II as outstanding as of the date of the Purchase Agreement pursuant to certain representations and warranties contained therein and (ii) 19,943,362 Common Shares issuable upon conversion of the Series B Shares beneficially owned by the reporting persons pursuant to the conversion rights set forth in the Statement of Rights and Preferences.

  (iv) Each of the reporting persons may be deemed to be the beneficial holder of 39,175,446 Common Shares (the "Voting Agreement Shares") representing an additional 59.96% of Common Shares by reason of shared voting power acquired through the provisions of the Voting Agreement. The Voting Agreement Shares consist of: (i) 36,694,608 Common Shares issuable upon conversion of the Series B Shares held by the other Series B Shareholders party to the Voting Agreement and (ii) 2,480,838 Common Shares issuable upon exercise of options held by Steffey and Lawrence, which shares are subject to the Voting Agreement. If the Voting Agreement Shares were counted as beneficially owned by Recovery II, each of the reporting persons would own an aggregate of 59,118,808 Common Shares representing 90.49% of the Common Shares of the Issuer. Each of the reporting persons hereby disclaims beneficial ownership of the Voting Agreement Shares.

  (v) The percentages set forth in Item 5(a)(iv) are calculated based on a total of 65,332,645 Common Shares outstanding, consisting of: (i) 6,213,837 Common Shares represented by Recovery II as outstanding as of the date of the Purchase Agreement pursuant to certain representations and warranties contained therein; (ii) 56,637,970 Common Shares issuable upon conversion of all of the Series B Shares pursuant to the conversion ratio set forth in the Statement of Rights and Preferences; and (iii) 2,480,838 Common Shares issuable upon exercise of options held by Steffey and Lawrence as set forth in the Issuer s Current Report on Form 8-K filed December 15, 1997.

(b) Regarding the number of Common Shares as to which each of the reporting persons has

       (i) sole power to vote or dispose or to direct the voting or disposition:

            0  shares.

       (ii) shared power to dispose or to direct the disposition:

            19,943,362 shares.

       (iii)     shared power to vote or to direct the voting:

            19,943,362 shares.*

            *excludes the Voting Agreement Shares (as defined in Item 5(a)) which may be deemed to be beneficially owned by the reporting persons based upon shared voting power pursuant to the terms of the Voting Agreement. See Item 6(b) and Exhibit
            7.4 hereto for further details regarding such provisions.

  (c) Except as set forth above, none of the reporting persons has effected any transaction in the Common
       Shares during the last 60 days.

  (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, Common Shares beneficially owned by any of the reporting persons.

  (e)  Not Applicable.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

     (a) Pursuant to the terms of the Management Information Rights Letter Agreement dated as of December 5, 1997 between Recovery II and the Issuer and filed as Exhibit 7.6 hereto (the "Management Rights Agreement"), the Issuer has agreed to extend certain information and inspection rights to Recovery II, including rights to delivery of financial statements, rights to consult with and give advice to the Issuer s management and rights to sit as a non-voting observer at meetings of the Board of Directors if a representative of Recovery II is at any time not a director of the Issuer. The Management Rights Agreement also provides for the election of Kim Golden as one of the directors to be designated by the Series B Shareholders pursuant to the Voting Agreement. The terms of the Management Rights Agreement remain in effect as long as Recovery II owns any of the Recovery II Shares (whether or not converted into Common Shares) or any of the shares of Series A Preferred Stock acquired by Recovery II pursuant to the Purchase Agreement.

     (b) Pursuant to the terms of the Voting Agreement, Recovery II has agreed with the other Series B Shareholders, Lawrence and Steffey to expand the size of the board of directors of the Issuer and to elect certain directors, as more fully set forth in Items 1 and 5 above.

     (c) Pursuant to the terms of the Purchase Agreement, the Issuer has agreed to prepare within 180 days a registration statement for a public offering to be made on a delayed or continuous basis pursuant to Rule 415 of the Securities Act registering the resale from time to time of the Common Shares issued upon conversion of the Series B Shares acquired by the purchasers of Series B Shares pursuant to the Purchase Agreement.


     (d) Pursuant to the terms of the Registration Rights Agreement dated as of December 5, 1997 among the Issuer and the investors listed on Schedule A thereto and filed as Exhibit 7.5 hereto (the "Registration Rights Agreement"), the Issuer has agreed to grant demand registration rights to the purchasers of Series B Shares for the Common Shares issuable on conversion thereof and to permit the Series B Shareholders to participate in public offerings of the Company s Common Shares initiated by the Company.

Item 7. Material to be Filed as Exhibits.

  Exhibit 7.1 Agreement relating to the joint filing of this Schedule 13D, dated as of December 15, 1997, between T. Rowe
Price Recovery Fund II, L.P., T. Rowe Price Recovery Fund II
Associates, L.L.C., T. Rowe Price Associates, Inc. and Kim
Golden.

  Exhibit 7.2 Preferred Stock Purchase Agreement dated as of December 5, 1997 among Jay Jacobs, Inc., T. Rowe Price Recovery Fund II, L.P., Cahill Warnock & Company and the other purchasers identified on Exhibit A thereto (filed as Exhibit 2.1 to the Issuer s Current Report on Form 8-K filed December 15, 1997 and incorporated herein by reference).

  Exhibit 7.3 Amendment to Articles of Incorporation of Jay Jacobs, Inc., as filed with the Secretary of State of the State of Washington on December 3, 1997 (filed as Exhibit 3.1 to the Issuer s Current Report on Form 8-K filed December 15, 1997 and incorporated herein by reference).

  Exhibit 7.4    Voting Agreement, dated as of December 5,
1997, among T. Rowe Price Recovery Fund II, L.P., Cahill Warnock Strategic Partners Fund, L.P., Strategic Associates, L.P., Michael D. Sullivan, Rex Loren Steffey and William L. Lawrence, Jr. (filed as Exhibit 4.2 to the Issuer s Current Report on
Form 8-K filed December 15, 1997 and incorporated herein by reference).

  Exhibit 7.5 Registration Rights Agreement, dated as of December 5, 1997, among Jay Jacobs, Inc., T. Rowe Price Recovery Fund II, L.P. and the other parties listed as Investors on Schedule A thereto (filed as Exhibit 4.4 to the Issuer s Current Report on Form 8-K filed December 15, 1997 and incorporated herein by reference).

  Exhibit 7.6    Management Information Rights Letter
Agreement, dated as of December 15, 1997, between T, Rowe Price
Recovery Fund II, L.P. and Jay Jacobs, Inc. (filed as Exhibit 4.3 to the Issuer s Current Report on Form 8-K filed December 15,
1997 and incorporated herein by reference).
SIGNATURE

  After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  December 15, 1997


  T. ROWE PRICE RECOVERY FUND II, L.P.

  By:  T. Rowe Price Recovery Fund II Associates, L.L.C.,
       Its General Partner

  By:  T. Rowe Price Associates, Inc.,
       Its Manager

  By:____________________________________________
       Kim Z. Golden
       Managing Director


  T. ROWE PRICE RECOVERY FUND II ASSOCIATES, L.L.C.

  By:  T. Rowe Price Associates, Inc.,
       Its Manager

  By: _________________________________
       Kim Z. Golden
       Vice President


  T. ROWE PRICE ASSOCIATES, INC.

  By:  __________________________________
       Lucy B. Robins
       Vice President



  Kim Z. Golden
  Individually

                                 EXHIBIT 7.1


                           AGREEMENT

  This agreement, dated as of December 15, 1997, is by and among
T. Rowe Price, Recovery Fund II, L.P., a Delaware limited partnership, T. Rowe Price Recovery Fund II Associates, L.L.C., a
Maryland limited liability company, T. Rowe Price Associates, Inc., a Maryland corporation and Kim Z. Golden, an individual.

  Pursuant to Rule 13(d)(1) promulgated under the Securities
Exchange Act of 1934, as amended, the parties hereby agree to file a single statement on Schedule 13D on behalf of each of the parties, and hereby further agree to file this Agreement as an exhibit to such statement, as required by such rule.

  Executed and delivered as of the date first above written.

  T. ROWE PRICE RECOVERY FUND II, L.P.

  By:  T. Rowe Price Recovery Fund II Associates, L.L.C.,
       Its General Partner

  By:  T. Rowe Price Associates, Inc.,
       Its Manager


  By:  ______________________
       Kim Z. Golden
       Managing Director


  T. ROWE PRICE RECOVERY FUND II ASSOCIATES, L.L.C.

  By:  T. Rowe Price Associates, Inc.,
       Its Manager


  By:  _______________________
       Kim Z. Golden
  Vice President


  T. ROWE PRICE ASSOCIATES, INC.


  By:  _______________________
       Lucy B. Robins
       Vice President



  Kim Z. Golden
  Individually